

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2013

Mr. Jim R. Black
Executive Vice President and Chief Financial Officer
Mattress Firm Holding Corp.
5815 Gulf Freeway
Houston, Texas 77023

> **Re: Mattress Firm Holding Corp.**
> **Form 10-K for the Year Ended January 29, 2013**
> **Filed April 1, 2013**
> **Form 10-Q for the Period Ended April 30, 2013**
> **Filed June 6, 2013**
> **File No. 001-35354**

Dear Mr. Black:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2013

Risk Factors, page 15

1.   We note your disclosure on page 19 that you offer financing to consumers through third part consumer finance companies. If you receive commissions or fees from the finance companies related to these referrals, please quantify for us the amounts of these fees recognized in the financial statements presented. To the extent material, quantify these amounts in your financial statements and disclose your accounting policy for income recognition.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies and Use of Estimates, page 51

Goodwill and Indefinite-Lived Intangible Assets, page 54

2.   We note your disclosure that the fair values of the "majority" of your reporting units were substantially in excess of the related carrying values during your most recent goodwill impairment test. Please confirm our assumption that you performed a quantitative evaluation of goodwill impairment for each reporting unit. Additionally, please provide the following disclosures for each reporting unit that was allocated a material amount of goodwill and did not have a fair value substantially in excess of carrying value:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Consolidated Financial Statements, page 62

Note 1. Business and Summary of Significant Accounting Policies, page 69

Vendor Incentives, page 72

3.   We note that you receive cash funds from certain vendors upon the opening of a new store and recognize the amounts as a pro-rata reduction of cost of sales over 36 months. Please tell us in greater detail how you apply your "pro-rata reduction" to cost of sales, such as through an illustrative example, and clarify how you determined a 36 month recognition period was appropriate.

Note 5. Notes Payable and Long-term Debt, page 87

4.   We note that you amended your secured term loan and revolving credit facility during November 2012 to, among other things, increase interest rates, extend the maturity dates, and increase the revolving loan commitment. Please tell us in sufficient detail how your

accounting treatment for this amendment complied with authoritative accounting guidance, such as ASC 470-50-40. Explain how you determined, if true, that the amendment did not qualify for extinguishment accounting. In doing so, provide us with your calculations demonstrating that the present values of the cash flows under the new debt instruments were not at least 10% different from the present value of the remaining cash flows under the terms of the original instruments. Also tell us your treatment of fees paid to creditors and third parties under this amendment and how you segregate your credit facility fees, if at all, between the term loan and revolver.

5. We note your disclosure on page 115 that the 2012 Senior Credit Facility of your indirect subsidiary contains provisions where the subsidiary is prohibited from distributing dividends to you or your other subsidiaries. We note a similar disclosure within Note 9 on page 94. Pursuant to Rule 4-08(e)(3)(ii) of Regulation S-X, please disclose the amount of restricted net assets of your subsidiaries as of the end of the most recently completed fiscal year.

Note 6. Income Taxes, page 89

6. We note that you recognized the tax-basis amortization benefit of your Mattress Firm indefinite-lived tradename as a $7.3 million reduction of the tradename's carrying value during fiscal 2012. We also note that future tax-basis amortization benefits will continue to be recorded as reductions of the intangible's carrying value. Please tell us the specific guidance you relied upon in determining your accounting treatment.

Form 10-Q for the Quarterly Period Ended April 30, 2013

Note 1. Business and Basis of Presentation, page 7

7. We note that you are in the process of implementing a new inventory accounting system, and you will replace the FIFO cost flow method used by your legacy system with the weighted average cost flow method used by the new ERP system. You disclose that the effects of adopting the weighted average cost method are not material to your financial statements and, therefore, you have not retrospectively applied the change to prior periods. Please demonstrate to us that this change in accounting principle has an immaterial impact on your historical financial statements. Also tell us how you considered the guidance in SAB Topic 5:F to reflect the cumulative impact of this change in the current period's statement of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief